Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS

	Year Ended December 31,					Six Months Ended June 30,
	2003	2004	2005	2006	2007	2008
	(in thousands)
Earnings:
Net loss	$(17,453)	$(19,714)	$(19,830)	$(23,057)	$(21,831)	$(12,500)
Add: Fixed Charges	565	386	244	168	946	451
Earnings as defined	$(16,888)	$(19,328)	$(19,586)	$(22,889)	$(20,885)	$(12,049)

Fixed Charges:
Interest expensed	$70	$—	$—	$—	$—	$—
Estimated interest component of rent	495	386	244	168	946	451
Total fixed charges	$565	$386	$244	$168	$946	$451

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

(1)       For purposes of computing the ratio of earnings to fixed charges and the ratio of our combined fixed charges and preference dividends to earnings, earnings consist of income from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense and an estimate of the interest within rental expense.  Earnings were insufficient to cover fixed charges by $17.5 million in 2003, $19.7 million in 2004, $19.8 million in 2005, $23.1 million in 2006, $21.8 million in 2007 and $12.5 million in the first six months of 2008.  For the periods set forth in the table above, we had no earnings and are therefore unable to calculate the ratio of combined fixed charges and preference dividends to earnings.